82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 MAR -1 AM 8:47

Santos

02015545

Date: Thu 28 Feb 2002 12:23:08 AM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Weekly Drilling Report w/e 28 Feb 02.

Number of pages (incl. cover sheet): 2

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

SUPPL

dlw 3/1

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 28th February 2002

Wildcat Exploration Wells

Poole GU 2 ST1

Type	Gas Wildcat Exploration	
Location	Texas, USA Lafite / Allen Dome, Brazoria County.	
Status at 0500hrs 26/02/02 (Houston Time)	Monitoring well after taking controlled influx. The current depth is 3994m with 107m progress for the week.	
Planned Total Depth	4481m	
Interest	Santos Group	40.0% WI
	Esenjay Exploration, Inc.	53.0%
	Esenjay Petroleum Corporation	2.0%
	Brazos Resources, Inc.	2.0%
	KiwiEnergy, Ltd.	2.0%
	Somersault, LLC	1.0%
Operator	Esenjay	

Mallonee 1

Type	Oil Wildcat Exploration	
Location	*Offshore Northern Territory* AC/P 15 (Vulcan Sub-Basin), 17.0km SW of Dillon Shoals 1, 110.0km NNE of the Challis Oil Field, and some 600km WNW of Darwin.	
Status at 0600hrs EST 28/02/02	Preparing to drill ahead. The current depth and progress for the week is 188m. The well spudded on 27/02/02.	
Planned Total Depth	2642m	
Interest	Santos Group	33.34%
	Kerr McGee Oil and Gas Corp	33.33%
	AEC International (Australia) Pty Ltd	23.33%
	SK Corp	10.00%
Operator	Santos Group	

Near Field Exploration Wells

Stokes Central 1

Type	Gas Near Field Exploration	
Location	*Queensland* ATP 259P (Total 66 Block), 1.7km N of Stokes 4, 1.9km SSE of Stokes North 1 and some 90km ESE of the Moomba Gas Plant.	
Status at 0600hrs 28/02/02	Stokes Central 1 has been cased and suspended+ pending completion as a future Permian Gas Producer. The well reached a total depth of 2606m with no progress for the week. The rig was released on 24/02/02 and is preparing to move to Stokes 11, a Gas Development Well in PL 64	
Planned Total Depth	2591m	
Interest	Santos Group	78.2064%
	Delhi	0.0%*
	Origin Energy Resources Ltd	21.4844%
	Oil Company of Australia	0.3092%
	* Delhi elected not to participate. + Origin and OCA elected not to participate in running production casing.	
Operator	Santos Group	

Enquiries: Dr Graeme Bethune
General Manager - Finance & Investor Relations
ph. 08 8218 5157
fax. 08 8218 5970

During the week ending 28th February 2002 Santos Limited also participated in 2 appraisal wells and 5 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos Ltd
A.B.N. 80 007 550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455 Adelaide
South Australia 5001
Telephone: 08 8218 5138
Facsimile: 08 8218 5633

02 MAR -1 AM 8:50

Santos

Facsimile

To:	**Company Announcements Office Australian Stock Exchange Ltd**	Fax No:	**1300 300 021**
From:	**Company Secretary**	Return Fax:	**(08) 8218 5633**
Date:	**1 March 2002**		
Subject:	**Appendix 3B**		**No. of Pages: 8** (including this one)

Please telephone (08) 8218 5137 if transmission incomplete

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**225,000**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with the Listing Rules**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**

New issue announcement,
application for quotation of additional securities and agreement

5	Issue price or consideration	225,000 at $5.59 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise of 225,000 options granted on 1 May 1998 pursuant to the Santos Executive Share Option Plan.**
7	Dates of entering securities into uncertificated holdings or despatch of certificates	**1 March 2002**

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
579,907,245	Fully paid ordinary shares.
3,500,000	Reset convertible preference shares

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
65,100	Fully paid ordinary shares allotted to eligible employees pursuant to the Santos Employee Share Purchase Plan.
163,250	Executive share plan '0' shares of 25 cents each paid to 1 cent.
301,000	Executive share plan '2' shares of 25 cents each paid to 1 cent.
11,925,000	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

(now go to 43)

All entities

Fees

43 Payment method *(tick one)*

[ ] Cheque attached

[ ] Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

[✓] Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 1 March 2002
Company Secretary

Print name: MICHAEL GEORGE ROBERTS